Filed Pursuant to Rule 433

Dated May 8, 2007

Registration No. 333-141335

From: Kevin D. Chapman

Sent: Monday, May 7, 2007 4:39 PM

To: ‘Eugene B. Gifford Jr.’; ‘Frank Brooks’; ‘Frank J. Cianciola’; ‘George H. Booth II’; ‘Harold Jeffreys’; ‘Joe Trulove’; ‘John Creekmore’; ‘John Smith’; ‘Larry Young’; ‘Marshall Dickerson’; ‘Neal A. Holland Jr.’; ‘Niles McNeel’; ‘Richard Heyer’; ‘Ted Moll’; ‘Tom Foy’; ‘William M. Beasley’

On April 19, 2007, Teresa Mitchell forwarded to you an e-mail regarding the public offering of common stock of Renasant Corporation. At the time the e-mail was sent to you, the employees of Renasant Corporation responsible for sending the e-mail were unaware of rules of the Securities and Exchange Commission that regulate such communications and that should have been complied with in that communication. The communication is known as a free writing prospectus and should have been filed by Renasant Corporation with the Securities and Exchange Commission on April 19, 2007. This error was discovered by our lawyers who are handling the public offering late in the morning on May 7, 2007.

Applicable rules of the Securities and Exchange Commission require that we retransmit the e-mail to each person who received our prior e-mail, which constitutes a free writing prospectus, with the legend that appears as the last paragraph of this e-mail. Accordingly, we hereby retransmit this e-mail with the legend required by applicable federal securities laws to each person to whom we sent our prior e-mail of April 19, 2007.

From: Teresa A. Mitchell

Sent: Thursday, April 19, 2007 7:57 AM

To: ‘Eugene B. Gifford Jr.’; ‘Frank Brooks’; ‘Frank J. Cianciola’; ‘George H. Booth II’; ‘Harold Jeffreys’; ‘Joe Trulove’; ‘John Creekmore’; ‘John Smith’; ‘Larry Young’; ‘Marshall Dickerson’; ‘Neal A. Holland Jr.’; ‘Niles McNeel’; ‘Richard Heyer’; ‘Ted Moll’; ‘Tom Foy’; ‘William M. Beasley’

Dear Board Member:

Please open the attached file from Stuart Johnson. If you have any questions, please do not hesitate to call Stuart or myself. Stuart’s phone number is 662-680-1472.

Thank you.

[Attachment]

NOTICE OF SOLICITATION FOR EQUITY OFFERING

As you are aware, we will be marketing approximately $60 million of common equity over the next two weeks. There will be a block of stock set aside for our directors to acquire if there is interest in doing so. We expect pricing to be completed on or about May 7. If you are interested in participating in this offer, please let me know by Friday, April 20. I will forward this information to the sales staff at KBW who will be contacting you with the prospectus, etc.

If you are not interested, just indicate this to me and you will not be contacted further.

Stuart Johnson

Chief Financial Officer

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If you would like more information on our email policy please visit http://www.renasantbank.com/emaildisclaimer.asp

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If you would like more information on our email policy please visit http://www.renasantbank.com/emaildisclaimer.asp

The issuer (Renasant Corporation) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer in this offering. You may obtain these documents for free by visiting EDGAR or the SEC Website at www.sec.gov. Alternatively, the issuer (Renasant Corporation), any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (800) 966-1559.

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